UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2018

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 7414002

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Financial Statements for the period ending on March 31, 2018

On May 29, 2018, BiondVax Pharmaceuticals Ltd. (“BiondVax”) issued a press release announcing its financial results for the period ended March 31, 2018. A copy of this press release and interim unaudited financial statements for period ended March 31, 2018, are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Compensation to Audit Committee members

On May 28, 2018, the compensation committee and the board of directors approved and ratified the compensation to all members of the audit and compensation committees, Ms. Michal Marom Brikman, Dr. Ruth Ben Yakar and Dr. Morris Laster, in accordance with the Israeli Companies Law (Rules Regarding Compensation and Expenses to External Director)- 2000-5760. Accordingly, Ms. Brikman, Dr. Ben Yakar and Dr. Laster shall be entitled to receive the minimum annual and participatory compensation, equal to NIS 21,425 per year and NIS 620 per meeting, respectively.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated May 29, 2018.
99.2	BiondVax Pharmaceuticals Ltd. unaudited financial statements for the period ended March 31, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: May 29, 2018	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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